Exhibit 99.1

Yunji Announces Appointment of Independent Director

Hangzhou, CHINA, December 20, 2019 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced the appointment of Mr. Suqin Xi as an independent director on the board of directors of the Company (the “Board”) and a member of the audit committee, compensation committee and nominating and corporate governance committee of the Board. Mr. Huan Hao will step down as a member of the audit committee, compensation committee and nominating and corporate governance committee of the Board, while continuing to serve as a director and Chief Technology Officer of the Company. These changes will be effective on January 1, 2020.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, commented, “We are delighted to welcome Mr. Xi to our team. We are confident that his extensive experience in various fields will help us further strengthen our internal controls, improve our corporate governance, and prepare for our next stage of growth.”

Mr. Xi has served as a consultant of Puhua Capital since October 2019. Prior to joining Puhua Capital, Mr. Xi served as a counsel of Hangzhou Municipal Market Supervision Bureau from 2014 to 2016. From 2009 to 2014, Mr. Xi was the director of Hangzhou Municipal Financial Services Office, where he was responsible for developing and managing local financial services. Prior to that, Mr. Xi served as the deputy director of Hangzhou Administration for Industry and Commerce, from 1998 to 2009, where he was in charge of company registration, trademark advertising supervision, e-government and policy related affairs. Mr. Xi received his bachelor’s degree in history from Hangzhou University in 1982.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/.

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Jack Wang

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

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